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                            April 14, 2022

       Paul Lohrey
       President and Chief Executive Officer
       iShares S&P GSCI Commodity-Indexed Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares S&P GSCI
Commodity-Indexed Trust
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2022
                                                            File No. 333-264092

       Dear Mr. Lohrey:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Prospectus Summary, page 1

   1.                                                   Please prominently
discuss here and in the Business of the Trust section on page 43 the impact of current
geopolitical events as a result of Russia   s invasion of Ukraine on the
                                                        market for commodities
futures, the futures contracts on the S&P GSCI-ER, the market for the material
individual commodities comprising the index, and the trust. Please place this discussion in
context by quantifying, to the extent information in available, commodity prices, the
price of index futures contracts, the extent to which the
                                                        commodities futures
market is experiencing backwardation, the price of your shares, and the increased trading
volume of commodities futures and your shares as of the most recent practicable date.
Similarly revise the last risk factor on page 18 by describing specific
 Paul Lohrey
iShares S&P GSCI Commodity-Indexed Trust
April 14, 2022
Page 2
      risks of current geopolitical events for the commodities and futures markets, the trust and its investments, and the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.
2. Please place the discussion of position limits in context by quantifying and disclosing whether you are approaching the position limits of the CFTC or CME such that the position limits are likely to restrict your ability to continue to invest in index future contracts or suspend issuances of shares. In addition, please disclose your specific plans, if any, to purchase other interests or other instruments in the event you are no longer able to purchase index futures contracts. To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.
3. Please disclose here and in your risk factors whether or not your futures commission merchant (FCM) has placed position constraints on the number of index future contracts you may purchase, and, if so, how those constraints may impact your ability to invest in index futures contracts. In addition, please add a risk factor or update the risk factor on page 21 to specifically address the risks of having only one FCM.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams, Acting Legal
Branch Chief, at 202-551-3217 if you have any questions.



                                                            Sincerely,
FirstName LastNamePaul Lohrey
                                                 Division of Corporation
Finance
Comapany NameiShares S&P GSCI Commodity-Indexed Trust
                                                 Office of Finance
April 14, 2022 Page 2
cc:       Clifford R. Cone
FirstName LastName